November 5, 2024

Sally Outlaw
Chief Executive Officer
Worthy Wealth, Inc.
11175 Cicero Drive, Suite 100
Alpharetta, Georgia 30022

       Re: Worthy Wealth, Inc.
           Amended Offering Statement on Form 1-A
           Filed October 7, 2024
           File No. 024-12388
Dear Sally Outlaw:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30, 2024 letter.

Amendment No. 8 to Form 1-A
General

1. We note your revisions in response to prior comment 1. Please further revise your disclosure to address clearly what will occur in the event you do not complete the acquisition including the risks that you may not complete the acquisition and the use of proceeds.
 November 5, 2024
Page 2

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Frank Borger Gilligan, Esq.